Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 11

Date of Original Offering Circular: October 3, 2018

April 8, 2021

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Extension of Offering Period

The outside date on when the Offering will end has been extended from two (2) years to three (3) years. The revised termination date for the Offering described in the Offering Circular is as follows (the proposed change is underlined”):

“The Offering will end upon the earlier of (a) the date the Company has sold $75,000,000 of Class A Investor Shares; (b) the date three years after the Offering began; or (c) the date the Company decides to end it.”